SEC

20007889

AI

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EG Market Technologies LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Hudson Yards, Floor 29
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Glass (646) 757-2769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Glass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EG Market Technologies LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO and FinOp
Title

Michelle Ender
Notary Public

MICHELLE ENDER
STATE OF NEW YORK
NOTARY PUBLIC
MY COMMISSION EXPIRES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EG Market Technologies LLC

Statement of Financial Condition as of December 31, 2019, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 as a Public Document

EG Market Technologies LLC

FINANCIAL STATEMENT
Year Ended December 31, 2019

TABLE OF CONTENTS

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
EG Market Technologies LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EG Market Technologies LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
February 28, 2020

EG MARKET TECHNOLOGIES LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	114,510
Due from broker		28,780
Other assets		3,075
Total Assets	$	146,365
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	12,500
Total Liabilities		12,500
Member's Equity		133,865
Total Liabilities and Member's Equity	$	146,365

See notes to financial statement

EG MARKET TECHNOLOGIES LLC

Notes to Statement of Financial Condition
December 31, 2019

1 - ORGANIZATION AND BUSINESS

EG Market Technologies LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware on December 10, 2014 and commenced operations as a broker dealer on August 5, 2016, upon receiving approval of its Financial Industry Regulatory Authority ("FINRA") membership. The Company is an electronic trading firm specializing in the automated market making of global equities and is a member of NASDAQ and a registered market maker in most liquid US equities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company's designated examining regulatory authority is Financial Industry Regulatory Authority. The Company clears its transactions on fully disclosed basis and does not hold customer funds or safekeep customer securities. The Company is an indirect wholly owned subsidiary of Engineers Gate Manager LP.

Engineers Gate Manager LP, an affiliate, provides certain administrative services to the Company.

On August 17, 2018, the Company ceased trading and market making operations in order to reconfigure the business. During this time, the Company has continued to conform to regulatory obligations, filings and requirements necessary to maintain registration and status with FINRA and the SEC. The Company maintains the intent of participating in market making again in 2021.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates: The Company's financial statements are prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, compensation accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition as cash equivalents. Cash held at financial institutions generally exceed the amount insured by the Federal Deposit Insurance Corporation.

Revenue and Expense Recognition: The Company records purchases and sales of securities and related expenses on a trade-date basis. Interest income and expense are recorded on the accrual basis. Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

On January 1, 2018, the Company adopted new accounting guidance for revenues from contracts with customers. Under the new guidance, revenue is recognized when promised goods on services were delivered to a customer in an amount the company expects to receive in exchange for the goods or services (i.e. the transaction price). Contracts with customers can include multiple services, which one accounted for as separate "performance

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

obligations" if they are determined to be distinct. Performance obligations are generally satisfied when promised goods or services are transferred to a customer. In 2019, the Company had no revenue recognized under the new accounting guidance as the Company's only revenues were from interest income on cash deposits, which is recognized on the accrual basis.

Receivable from Brokers: The amounts receivable from brokers arise in the ordinary course of business and are pursuant to agreements with the brokers. This includes cash, net amounts receivable from securities transactions for amounts that have not settled. Amounts due from brokers have been offset against amounts due to the same broker where the right of offset exists per the clearing agreement. At December 31, 2019, the balance is with one clearing broker.

Income Taxes: The Company is a single member limited liability company and is treated as an entity disregarded as separate from its owner for US federal income tax purposes. Consequently, the Company does not have any filing or reporting obligations as all its taxable income, gains, losses, deductions, or credits for the year ended December 31, 2019 are reported on the U.S. tax return of EGMT Holdings LP, its ultimate owner. The Company is not subject to, nor does it intend to enter, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements in the future. Therefore, no provision for income taxes has been made in the accompanying financial statements.

Tax laws are complex and subject to different interpretations by the taxpayers and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Members' equity. In accordance with Accounting Standards Codification 740, Income Taxes, the Company has not accrued any amounts related to income tax positions and related uncertainties.

3 - RISK MANAGEMENT

The Company is subject to various risks, including, but not limited to, credit risk. The Company and Engineers Gate Manager LP attempts to monitor and manage these risks on an ongoing basis.

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. As of December 31, 2019, the Company clears its securities' transactions through a single broker-dealer resulting in a concentration of credit risk. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves.

4 - RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with Engineers Gate Manager LP, a related party affiliate

4 - Related Party Transactions (continued)

whereby indirect general and administrative expenses and operating expenses are allocated to the Company. Pursuant to the agreement, the affiliate also provides technology and administrative services to the Company. During year-ended December 31, 2019, the affiliate allocated $13,270 of expenses to the Company.

401(k) Plan: The Company sponsors a contributory 401(k) plan. This plan includes all employees. The Company does not make matching contributions.

Compensation Agreements: The Company's employees are eligible to receive annual performance bonuses, determined by reference to the performance of the Company's investment portfolio. Such bonuses are calculated by Engineers Gate Manager LP in its sole discretion (any such performance bonus, a "Performance Amount"). The Performance Amount will be calculated based upon the annual gross trading profits and losses of the investment strategies managed by Company after subtracting certain overhead expenses.

5 - Regulatory Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000. At December 31, 2019, the Company had a ratio of aggregate indebtedness to net capital of 0.096 to 1, and its net capital was $130,790 which exceeded the required capital by $30,790.

6 - Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

7 - Subsequent Events

On January 31, 2020, Engineers Gate Manager LP's ownership interest of EGMT Holdings LP was distributed in-kind to Engineers Gate LP and Engineers Gate GP LLC, and in turn, distributed in-kind to their beneficial owners. On February 19, 2020, a capital infusion of $100,000 was made to support the expected operating expenses of the business covering the subsequent twelve months from the date these financial statements are issued. Additionally, the Company has evaluated and disclosed all material subsequent events through February 28, 2020, which is the date the financial statements were available to be issued.